EXHIBIT NUMBER 8
SUBSIDIARIES OF THE COMPANY

Consolidated Principal Subsidiary	Jurisdiction of Incorporation

Capital Canton Limited	British Virgin Islands
Century Lead Limited	British Virgin Islands
Cosmos Regent Ltd	British Virgin Islands
Cyber Generation Limited	British Virgin Islands
Great Windfall Agents Limited	British Virgin Islands
Million Good Limited	British Virgin Islands
Orion Tire Corporation	The United States of America
Orion (B.V.I.) Tire Corporation	British Virgin Islands
Sincere Ocean Limited	British Virgin Islands
Supreme Solutions Limited	British Virgin Islands
Ventures Kingdom Limited	British Virgin Islands
Wealth Faith Limited	British Virgin Islands
Whole Good Limited	British Virgin Islands